[Letterhead of OdysseyRe]
June 25, 2009
BY EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549, Mail Stop 6010

Attn:	Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Odyssey Re Holdings Corp.
Form 10-K for the fiscal year ended December 31, 2008
Filed February 27, 2009
File No. 001-16535
Dear Mr. Rosenberg:
          Odyssey Re Holdings Corp. (“OdysseyRe” or the “Company”), a corporation incorporated under the laws of the State of Delaware, acknowledges receipt of the comment letter dated June 12, 2009 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-captioned filing (the “2008 Form 10-K”), and hereby submits this response to the Comment Letter. For ease of reference, the Staff’s comments are reproduced in bold-faced type in the order presented in the Comment Letter, followed by OdysseyRe’s responses. Terms used but not defined herein have the meanings set forth in the 2008 Form 10-K.
          The Company has accounted for all of its credit default swap contracts and total return swap contracts in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) as freestanding derivatives carried at fair value on the consolidated balance sheets, with changes in fair value recorded in net gains (losses) on investments in the consolidated statements of operations and comprehensive income. Accordingly, as the Company has not applied hedge accounting as contemplated in the US GAAP accounting pronouncements to any of its derivative contracts, all references to hedging activities in the responses which follow refer solely to economic hedging activities.

RESPONSES TO STAFF COMMENTS
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Investment Results, page 72
1.	You state only that the 2008 net realized investment gains on your credit default swaps and total return swaps of $887.1 million were caused by widening credit spreads and declining equity indices. Please explain and quantify the factors underlying these causes, as well as the factors that caused the significant volatility in the fair value of your credit default swaps and total return swaps during 2008. Discuss and quantify the corresponding reasonably likely impact of this continuing volatility on your exposure to credit and equity price risk and the future cost and effectiveness of your hedging programs.

Response: Credit Default Swaps: During much of 2008 and immediately preceding years, the Company had been concerned with the valuation level of worldwide equity markets, uncertainty resulting from credit issues in the United States, and global economic conditions. The Company’s investments in credit default swaps, which were referenced to various issuers (“referenced issuers”) in the banking, mortgage and insurance sectors of the financial services industry in the U.S. and worldwide, were made as a hedge against adverse movements in the fair value of the Company’s investments and other corporate assets, resulting from systemic financial and credit risk.

A number of factors have been cited as causes of the financial crisis that occurred during the year, including the bursting of speculative “bubbles” in the real estate and credit markets, particularly the subprime mortgage sector, and the lack of adequate underwriting and risk management in the financial sector. As a result of these factors and others, the world’s equity markets declined dramatically in 2008, with the financial sector being among the hardest hit. The seizing up of the credit markets and the failure or near-failure of numerous international financial institutions during 2008 caused an almost unprecedented spike in volatility in all financial markets.

During the ensuing financial crisis, the credit spreads on virtually all corporate debt instruments, particularly those of financial institutions of the type to which the Company’s credit default swap contracts were referenced, were subject to significant volatility. The value of a credit default swap contract is directly related to the market’s current view of the likelihood of default by the issuer of the referenced underlying debt security. Generally, as credit spreads on a particular issuer’s debt securities widen, the value of existing credit default swaps that are referenced to that issuer’s debt securities will increase in value.

Contributing to the volatility in the Company’s credit default swap positions were actions taken by the U.S. government at the height of the financial crisis that directly affected the likelihood of default by certain referenced issuers; such governmental interventions significantly decreased the likelihood of a default that would trigger full payment on the credit default swaps by the swap counterparty. In certain of these cases, e.g., Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Association (Freddie Mac) and American International Group, Inc. (AIG), government intervention with respect to the issuer was the direct and proximate cause of a fundamental dislocation of the credit default swap market with respect to that issuer.
At December 31, 2007, the Company’s credit default swap portfolio was $4,978.6 million notional amount, (cost of $94.2 million; fair value of $307.6 million). As measured by notional amount, the Company closed out approximately two-thirds of its credit default swap portfolio in 2008, compared to the size of that portfolio at December 31, 2007; at December 31, 2008, the Company’s credit default swap portfolio was $1,782.9 million notional amount, (cost of $30.8 million; fair value of $82.8 million).

Total Return Swaps: The Company invested in total return swaps from the third quarter of 2004 until the fourth quarter of 2008, as an economic hedge against a decline in the Company’s equity portfolio. The Company’s total return swaps were referenced to specific indices (i.e., the S&P 500 index, the Financial Select SPDR Fund (XLF) and the iShares Canadian S&P/TSX60 (XIU)), and certain stocks, most of which were in the financial sector. In all cases, the Company entered into the “short” side of the contracts. In essence, the total return swaps were structured to replicate the performance of a traditional short sale of the notional amount of the referenced securities.

The Company’s decision to utilize total return swaps, as opposed to traditional short sales, resulted from a cost-benefit analysis comparing the relative merits of traditional short sales of indices and stocks versus total return swaps referenced to the same indices and stocks. The Company determined that the costs and collateral requirements of total return swaps were more favorable to the Company than traditional short sales with the same underlying economics and hedging properties.

For the years ended December 31, 2004, 2005, 2006 and 2007, the Company had net realized losses of $44.9 million, $11.8 million, $73.5 million and $5.2 million, respectively, related to its total return swap positions. These losses directly correlated to the increases in the referenced indices and the values of the referenced stocks that occurred during those years.

As disclosed on page 128 of the 2008 Form 10-K, the Company closed out its entire position in total return swaps in the fourth quarter of 2008, monetizing $302.3 million in realized investment gains. These net realized investment gains resulted from, and are directly correlated to, the magnitude of the declines in the referenced indices and the prices of the referenced securities.

As the Company’s total return swap positions were structured to replicate traditional unleveraged short positions in indices and specific stocks, the volatility of the Company’s total return swap portfolio during 2008 was directly correlated to the high volatility actually experienced during the year by the indices and stocks to which those contracts were referenced.

The Company liquidated its total return swap portfolio in 2008, and its holdings of credit default swap contracts have declined significantly in 2009 relative to prior years, largely as a result of significant sales in 2008. As a result, the effects that such contracts may be expected to have on the Company’s future financial position, liquidity and operating results have significantly diminished.

The financial markets continue to be in a state of flux, and the use of derivatives is under heightened scrutiny by regulators and investors alike. Presently, counterparty banks are modifying their trading criteria and collateral requirements, and the U.S. federal government, state governments, securities exchanges and industry associations (e.g., ISDA) are examining the need for stricter regulation of, and greater transparency in, the derivatives markets. It is not possible to predict what, if any, actions will be taken, or the possible effects on the Company’s ability to employ derivatives as part of its hedging strategy.
Credit Risk and Equity Price Risk, pages 92 and 93
2.	Please describe your current objectives and strategies for using derivative instruments to protect invested capital and quantify how derivative instruments and related hedged items have affected and are expected to affect your financial position, results of operations and cash flows.

Response: The Company’s decision whether to employ derivative instruments to achieve its financial risk management objectives is based upon its assessment of the nature and the magnitude of the risk exposure in question. For example, in managing the credit risk exposure arising from balances receivable and recoverable from reinsurers, the Company’s customary practice has been to conduct a fundamental credit analysis of the financial strength of reinsurers (in advance of adding a reinsurer to the Company’s list of approved reinsurers, and on an ongoing basis when the Company has balances due from a reinsurer) and to rely on the resulting indications as a preventive control. In recent years, it has been the Company’s view that credit risk exposure related to reinsurance recoverables has been elevated, both with respect to certain specific reinsurers, as identified by the analysis, and with respect to elevated broader, systemic risk exposure to financial institutions in general, reinsurers included. In view of its assessment of elevated credit risk exposure, the Company has chosen to employ an additional risk management strategy, using credit default swaps as a hedge during the time period in which the Company judged credit risk exposure to be elevated.

Realized credit losses on reinsurance recoverable balances in 2008 were insignificant, as property and casualty reinsurers generally did not experience the same degree of financial difficulties as experienced by many companies in the banking, life insurance and mortgage sectors of the financial services industry, and the difficulties encountered by certain reinsurers with balances due to the Company did not result in significant credit losses to the Company.

An additional example of how the Company elected to utilize derivatives after assessing the nature and the magnitude of a particular risk exposure is the Company’s decision to use investments in equity total return swaps in recent years to mitigate the exposure to increased equity market risk, discussed in greater detail in Response #3 below.

As noted in Response #1 above, the Company liquidated its total return swap portfolio in 2008, and its holdings of credit default swap contracts have declined significantly in 2009 relative to prior years, largely as a result of significant sales in 2008. As a result, the effects that such contracts may be expected to have on the Company’s future financial position, liquidity and operating results have significantly diminished. The fair value of the remaining credit default swap contracts at March 31, 2009 was $48.5 million; this amount represents the Company’s maximum pre-tax financial loss should the contracts decline to zero fair value or expire with no value (the remaining average life at March 31, 2009 was 2.4 years). An improvement in global credit market conditions, including the effects of government financial assistance measures, could reduce, and the passage of time generally will reduce, the value of these contracts. The Company’s future financial position and liquidity would not be significantly affected by such a decline.

The reduced holdings of credit default swaps ($1,330.4 million notional amount at March 31, 2009, compared to $1,782.9 million and $4,978.6 million notional amount at December 31, 2008 and 2007, respectively) generally provide continuing but reduced economic hedge protection compared to prior periods, potentially exposing the Company to increased credit risk exposure if conditions in global credit markets do not improve in the future. It is worth noting that of the $1,330.4 million notional amount of credit default swaps held at March 31, 2009, approximately $784.0 million was referenced to property and casualty insurance and reinsurance entities, thus continuing to provide a significant measure of economic hedge protection relative to the Company’s $746.8 million of reinsurance recoverables at March 31, 2009.

In summary, in recent years the Company has deployed supplementary financial risk management strategies in addition to its previously established risk management practices in order to effectively mitigate the heightened level of specific and systemic risks that the Company had identified. The Company employed derivative instruments to achieve its financial risk management objectives, based on the Company’s assessment of the effectiveness and efficiency of these instruments. As the elevated risk exposures that gave the Company occasion to deploy these supplemental financial risk management strategies return to historic levels, it is reasonable to expect that the Company’s utilization of such strategies and derivative instruments may diminish. The Company may use derivative instruments as an effective hedging mechanism in the future, but there can be no assurance that it will do so.

In considering what the impact may be expected to be if and when the currently held credit default swaps have been sold or have expired, it is not possible to definitively quantify how derivative instruments used to hedge credit risk and the related hedged items are expected to affect the Company’s future financial position, results of operations and cash flows. The Company may use total return swaps and/or credit default swaps as effective hedging mechanisms in the future, but there can be no assurance that it will do so.

Quantification of how derivative instruments and the related economically hedged items affected the Company’s financial position, results of operations and cash flows is included in disclosures appearing in note 7(f) to the consolidated financial statements and in the section entitled “Investment Results” in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the 2008 Form 10-K.

3.	As a result of your close-out of equity index and common stock total return swaps and sale of credit default swaps, you have eliminated a signification portion of the economic hedges protecting your invested capital and are exposed to a significantly larger degree to declines in the world financial markets. Please revise your disclosure to explain and quantify the impact of these transactions on your strategy for controlling future credit risk and equity price risk. Describe any limitations in your ability to mitigate these financial risks in the future on a basis consistent with your historical results and their expected effect on your financial position, operating results and cash flows.

Response: During much of 2008 and the immediately preceding years, the Company had been concerned with the valuation level of worldwide equity markets, the uncertainty resulting from credit risk issues in the United States, and instability in global economic conditions. As protection against a decline in equity markets, the Company had held short positions, effected through investments in equity index-based exchange-traded securities including SPDRs, U.S. listed common stocks, equity total return swaps and equity index total return swaps. The Company had purchased short-term S&P 500 index call options to limit the potential loss on U.S. equity index total return swaps and the SPDRs short positions, and to provide general protection against its short position in common stocks. In November 2008, following significant declines in global equity markets, the Company closed substantially all of its equity hedge positions, and the Company increased its investments in equities during the remainder of the fourth quarter, to take advantage of the opportunities presented by the significant declines in valuations. As at December 31, 2008, the Company had aggregate equity holdings with a fair value of $1,774.0 million.

The equity hedges were implemented in response to the Company’s assessment that the risks in global equity markets had become unusually elevated. Following the significant subsequent decline in market valuations, the Company’s present assessment is that the risks in global equity markets have moderated.

As indicated in Response #2, above, despite the sale of a significant portion of the Company’s credit default swaps in 2008, the Company continued to hold $1,330.4 million notional amount at March 31, 2009, which included approximately $784.0 million referenced to property and casualty insurance and reinsurance entities. Although these reduced holdings of credit default swaps provide the Company less economic hedge protection than in prior periods, and expose the Company to continued general credit risk exposure in the event that conditions in the global credit markets do not improve in the future, they do continue to provide an economic hedge relative to the Company’s $746.8 million of reinsurance recoverables at March 31, 2009.

It is not possible to definitively quantify how derivative instruments and the related hedged items are expected to affect the Company’s future financial position, results of operations and cash flows. The Company may use total return swaps and/or credit default swaps as effective hedging mechanisms in the future, but there can be no assurance that it will do so.

See Exhibits I through III for the Company’s proposed disclosure with respect to the credit default swaps, to be included in its June 30, 2009 Form 10-Q and December 31, 2009 Form 10-K. As the Company no longer owns total return swaps, it does not anticipate significant revisions to the total return swap disclosure in the June 30, 2009 Form 10-Q or December 31, 2009 Form 10-K.

4.	In connection with the remaining credit default swaps with a $1.78 billion notional value at December 31, 2008, please disclose the material terms of the credit default swap contracts, including the identity of counterparties to these transactions, the specific covered financial risks, the defined credit events and collateral posting requirements, as well as the nature of events and conditions that would trigger them.

Response: As described in Response #1 above, the credit default swaps held by the Company at December 31, 2008 comprised previously purchased (i.e. at inception of the contracts, the Company was a “purchaser of credit protection” and not a “seller of credit protection”), industry-standard credit default swap contracts which formed part of a diversified portfolio of reference entities in the global financial services industry. At the inception of a purchase of credit protection in the form of a credit default swap (or in very limited instances, at regular intervals during the term of the credit default swap contract), the Company paid a cash premium to the counterparty for the right to recover any decrease in value of the underlying debt security that resulted from a credit event related to the referenced issuer for a period ranging from five to seven years at inception. This cash outlay constituted the only cash outlay by the Company and represented the maximum potential loss on the contract (as opposed to the much higher potential loss exposure to “sellers of protection”).

The objective of the Company’s credit risk hedging strategy using credit default swap contracts was to mitigate elevated specific credit risk exposures and the general increase in systemic financial risk. During much of 2008 and immediately preceding years, the Company had been concerned with the valuation level of worldwide equity markets, uncertainty resulting from credit issues in the United States, and global economic conditions. The Company’s holdings of credit default swaps, which were referenced to various issuers (“reference entities”) in the banking, mortgage and insurance sectors of the global financial services industry, were acquired as an economic hedge against adverse movements in the fair value of the Company’s investments and other corporate assets (principally its reinsurance recoverable) resulting from systemic financial and credit risk.

A number of factors have been cited as causes of the financial crisis that occurred during the year, including the bursting of speculative “bubbles” in the real estate and credit markets, particularly the subprime mortgage sector, and the lack of adequate underwriting and risk management in the financial sector. As a result of these factors and others, the world’s equity markets declined dramatically in 2008, with the financial sector being among the hardest hit. The seizing up of the credit markets and the failure or near-failure of numerous international financial institutions during 2008 caused an almost unprecedented spike in volatility in all financial markets.

During the ensuing financial crisis, the credit spreads on virtually all corporate debt instruments, particularly those of financial institutions of the type to which the Company’s credit default swap contracts were referenced, were subject to significant volatility. The value of a credit default swap contract is directly related to the market’s current view of the likelihood of default by the issuer of the referenced underlying debt security. Generally, as credit spreads on a particular issuer’s debt securities widen, the value of existing credit default swaps that are referenced to that issuer’s debt securities will increase in value.

All credit default swap contracts held as of December 31, 2008 have been entered into with one of Citibank, N.A., Deutsche Bank AG, Barclays Bank PLC or the Bank of Montreal as the counterparty, with contracts referenced to certain issuers held with more than one of these counterparties. As of December 31, 2008, the Company held credit default swap contracts referenced to specific debt securities of 16 U.S. and foreign issuers in the banking, insurance and financial services industry, with an aggregate notional amount of $1,737.9 million, and one “portfolio default swap” contract with a notional amount of $45.0 million, covering a basket of debt securities, principally of similar issuers.

The credit events, as defined by the respective credit default swap contracts, establishing the rights to recover amounts from the counterparties are comprised of ISDA-standard credit events, which are: bankruptcy, obligation acceleration, obligation default, failure to pay, repudiation/moratorium and restructuring.

As the Company’s only exposure to loss on these contracts stems from the initial premium paid in cash at the inception of the contract, there are no requirements for the Company to post collateral with respect to these contracts. With the exception of the Bank of Montreal (with which the Company has placed only one small contract), the bank counterparties are required to post government debt securities as collateral in support of their total obligation owed to the Company for all credit default swap contracts outstanding once such total obligation, aggregated for all contracts with that counterparty, exceeds a threshold amount, as defined in the individual master agreements with each counterparty. See also Response #5 below for further discussion of collateral requirements.

Beginning with financial statements included in the Company’s filings on Form 10-Q for June 30, 2009 and on Form 10-K for December 31, 2009, the Company will provide additional disclosure in the notes to those financial statements on investments in credit default swap contracts, including the names of the counterparty banks with which such contracts are entered, a general description of the credit events that result in recoveries under the contracts and a statement as to the lack of any requirement for the Company to provide collateral for such contracts. See Exhibits I through III for the Company’s proposed disclosure with respect to credit default swaps, to be included in its June 30, 2009 Form 10-Q and December 31, 2009 Form 10-K.
Notes to Consolidated Financial Statements
7.   Investments and Cash
(f)  Derivative Investments and Short Sales, page 127

5.	In recent years, you have been purchasing credit default swaps referenced to various issuers in the banking, mortgage and insurance sectors of the financial services industry that served as an economic hedge against fair value declines of your financial assets. In 2008, you sold credit default swaps with a notional value of $3.1 billion for proceeds of $576.8 million, realizing gains of $512.1 million. You also recognized a $161.3 million reduction in fair value for these derivative instruments. Please revise to disclose the process and accounting for these credit default swap sales, including how the $512.1 million gain on these sales related to previously-recognized changes in fair value for these derivative financial instruments. Tell us how each payment made or received was recorded and the amount of any gain or loss recognized. Link this disclosure to the related amounts recorded in your financial statements, including derivative liabilities and any amounts of collateral received. Discuss, as applicable, counterparty netting activity that occurred in connection with these transactions. Also, disclose the nature of the proceeds received in connection with these 2008 sales.

Response: The Company’s realized investment gains resulting from mark-to-market adjustments and the sales of credit default swap contracts for the year ended December 31, 2008, are summarized as follows (in millions):

	Inception-to-Date Realized		Net Realized
	Investment Gains on Disposal	Change in Fair Value	Investment Gain

Total sales proceeds	$576.8	$—	$576.8

Carrying value of contracts sold	(64.7)	(215.9)	(280.6)

Mark-to-market gains on contracts held at year end	—	54.6	54.6

Total	$512.1	$(161.3)	$350.8

The credit default swap contracts sold by the Company in 2008 comprised previously purchased, industry-standard credit default swap contracts which formed part of a diversified portfolio comprising approximately three dozen reference entities in the global financial services industry (i.e., at inception of the contracts, the Company was a “purchaser of credit protection” and not a “seller of credit protection”). At the inception of a purchase of credit protection in the form of a credit default swap (or in very limited instances, at regular intervals during the term of the credit default swap contract), the Company paid a cash premium to the counterparty for the right to recover any decrease in value of the underlying debt security that resulted from a credit event related to the referenced issuer for a period ranging from five to seven years at inception. This cash outlay constituted the only cash outlay by the Company and represented the maximum potential loss on the contract (as opposed to the much higher potential loss exposure to “sellers of credit protection”). The Company has accounted for all of its credit default swaps as derivatives under US GAAP. The Company’s accounting policy for derivatives and related collateral received or delivered to counterparties is included in note 1 to the consolidated financial statements (page 107 of the 2008 Form 10-K).

In general, the unrealized fair value of a credit default swap may be monetized in one of three ways: (1) the credit default swap contracts are terminated prior to maturity by negotiated agreement between the holder and the counterparty in return for the counterparty paying the fair value of the contract to the holder; (2) the credit default swap contracts are sold by the holder to a third party at fair value; or (3) the credit default swap contracts are exercised pursuant to a credit event, requiring the counterparty to pay the holder par value on the underlying debt security of the reference entity.

During 2008, the monetization of credit default swap contracts by the Company was achieved through sales of those contracts to unrelated third parties for cash in over-the-counter transactions.
The initial premium paid for each credit default swap contract was recorded as a derivative asset and was subsequently adjusted for changes in the unrealized fair value of the contract at each balance sheet date. As these contracts do not qualify for hedge accounting, changes in the unrealized fair value of the contract were recorded as net realized gains (losses) on investments in the Company’s consolidated statements of operations and comprehensive income. Sales of credit default swap contracts during 2008 caused the Company to reverse through net gains (losses) on investments any previously recorded unrealized fair value changes since the inception of the contract, and to record the actual amount of the final cash settlement. Derivative assets were reported gross, on a contract-by-contract basis. The sale, expiration or early settlement of a credit default swap will not result in a cash payment owed by the Company; rather, such an event can only result in a cash payment by a third party purchaser of the contract, or the counterparty, to the Company. Accordingly, there is no opportunity for netting of amounts owed in settlement. Cash receipts at the date of sale of the credit default swaps were recorded as cash flows from investing activities arising from net sales of assets and liabilities classified as held for trading.

As discussed in Response #4, above, counterparties to a credit default swap contract are required to post cash or U.S. government debt securities as collateral, in accordance with the individual master agreements, in support of the total obligation owed to the Company once such obligations exceeded contractual threshold amount (except for Citibank, N.A., where there was no threshold). The collateral posted by each of the Company’s counterparties is updated periodically. It was primarily as a result of the return of collateral following sales of credit default swaps during 2008 that collateral held by the Company securing the credit default swap derivative asset of $82.8 million (2007 — $307.6 million) decreased from $227.8 million at December 31, 2007 to $65.7 million at December 31, 2008. This decrease was partially offset by the impact of increases in fair values of the Company’s remaining credit default swap contracts, which required the counterparties to those contracts to post additional collateral with the Company’s third party bank custodian.

Beginning with financial statements included in the Company’s filings on Form 10-Q for June 30, 2009 and on Form 10-K for December 31, 2009, the Company will enhance the discussion related to the accounting for credit default swaps and explain the elements comprising the “change in fair value” caption in the disclosure of the components of net realized investment gains and losses. Future notes to financial statements will also disclose that settlements are made by transfer of cash. See Exhibits I through III for the Company’s proposed disclosure with respect to credit default swaps, to be included in its June 30, 2009 Form 10-Q and December 31, 2009 Form 10-K.

6.	In 2008, you “closed-out” equity index and common stock total return swaps, realizing gains of $540.2 million. Please revise to disclose the process and accounting for these “close-out” transactions. Tell us how each payment made or received was recorded and the amount of any gain or loss recognized. Link this disclosure to the related amounts recorded in your financial statements, including derivative liabilities and any amounts of collateral received. Discuss, as applicable, counterparty netting activity that occurred in connection with these transactions. Also, explain how the gains of $540.2 million related to the corresponding $691.0 million notional amount at December 31, 2007.

Response: The equity index and common stock total return swaps closed out by the Company in the fourth quarter of 2008 comprised Company-initiated, contractually permitted terminations of multiple industry standard total return swap contracts (as distinct from contractual reset transactions and contract expiries). The $540.2 million of net realized investment gains on the Company’s equity hedges in 2008 arose and were recorded during the year as a result of these resets, expiries and closing transactions. The Company also recorded $3.8 million of realized investment losses related to mark-to-market adjustments, resulting in total net realized investment gains related to total return swaps of $536.4 million being recorded in the 2008 consolidated statement of operations. Typically, each contract contained provisions permitting the Company to terminate, or close-out, the total return swap at any time during the term of the contract, for a cash settlement amount determined by the fair value of the total return swap. During the time period that a contract was in force (i.e., prior to expiry or closing out), the contract typically required the counterparties to cash-settle the changes in the unrealized fair value of each total return swap contract on a quarterly basis (“quarterly reset”). The Company has accounted for all of its total return swaps as derivatives under US GAAP. The Company’s accounting policy for derivatives and related collateral received or delivered to counterparties is included in note 1 to the consolidated financial statements (page 107 of the 2008 Form 10-K).

The process and accounting for contractual reset transactions is necessitated by the total return swap contract provisions requiring counterparties to cash-settle any fair value movements arising since the prior reset settlement. The Company recognized as net losses on investments in the consolidated statements of operations and comprehensive income any cash paid to settle unfavorable fair value changes and, conversely, any cash received in settlement of favorable fair value changes was recognized by the Company as net realized gains on investments. The impact of this accounting was to reset the balance sheet derivative asset or liability associated with each contract to zero value on each quarterly reset date. To the extent that the quarterly reset date of each contract did not correspond to the balance sheet date, the Company recorded additional net gains (losses) on investments in the consolidated statements of operations and comprehensive income to adjust the carrying value of the derivative asset or liability associated with each total return swap contract to reflect its fair value at the balance sheet date.

A closing out transaction resulting in final settlement of the Company’s equity index and common stock total return swaps (as well as a contract expiry) resulted in the Company reversing from net realized gains (losses) on investments in the consolidated statements of operations and comprehensive income any previously recorded unrealized fair value changes since the last quarterly reset date, and replacing this with the actual amount of the final cash settlement. Derivative assets and liabilities were reported gross, on a contract-by-contract basis, without regard to counterparty netting. Cash settlements, whether occurring at a quarterly contractual reset date, at a contract expiry or at a termination date of a total return swap, were recorded as cash flows from investing activities arising from net sales of assets and liabilities classified as held for trading in the consolidated statements of cash flows.

Accounting for the non-market-value-related cash flows provided by the swaps required that on each balance sheet date subsequent to the date a contract was entered into, accruals were established to record any dividend liability owed by the Company to the counterparty and any interest income receivable from the counterparty. Whereas the accruals are reflected on the balance sheet on a gross basis (the receivable is reflected as an asset and the payable as a liability), the related dividend expense and interest income are both reflected in interest and dividend income in the Company’s consolidated statements of operations and comprehensive income.

The following table presents the net result of all total return swap transactions and net cash settled for the year ended December 31, 2008 (in millions):

	Net Realized	Net Investment
	Investment Gains	Income

Total sales proceeds	$540.2

Reversal of mark-to-market gains recognized in prior years on contracts sold in 2008	(3.8)	—

Dividend expense	—	(16.5)

Interest income	—	22.3

Total	$536.4	$5.8

Net Cash Settled for 2008	$542.2

The Company was exposed to losses in the event that the securities underlying the total return swaps increased in fair value. As a result, the Company was required to pledge collateral with the counterparties, generally in the form of cash or U.S. Treasury securities, equal to a stated percentage of the notional value of the contracts, which margin remained in place for the duration of the total return swap. In addition, the Company was required to post collateral on a regular basis in favor of the counterparty equal to any decline in the fair value of the total return swap. The fair value of all such collateral of $210.9 million at December 31, 2007 is disclosed in note 4 to the financial statements in the 2008 Form 10-K. All of the Company’s total return swaps were contracted with Citibank, N.A. or Merrill Lynch as the counterparty. Citibank, N.A. or Merrill Lynch were required to post cash or U.S. government debt securities as collateral in support of their total obligations owed to the Company for all derivative contracts outstanding once such total obligations exceeded a contractual threshold amount. The collateral posted by the counterparties was updated regularly. All of the Company’s total return swap sales, expirations and terminations were settled in cash and all collateral and margin amounts supporting such settled trades was returned to the counterparty providing such collateral or margin (i.e., there was no netting of the termination payments against postal collateral).

As of December 31, 2007, the Company reported total return swaps outstanding with a notional value of $691.0 million. The $691.0 million notional amount related only to the short equity and equity index total return swaps, which was one element of the Company’s equity hedging strategy at December 31, 2007. Another element of the Company’s equity hedging strategy was to utilize short sales, which resulted in short equity positions with a negative fair value of $60.7 million at December 31, 2007, which were recorded in other liabilities. The aggregate of the notional amount and the fair value of these two elements of the Company’s equity hedge positions at the end of 2007 was $630.3 million. During 2008, the Company added further to its equity hedge positions. At September 30, 2008 (the end of the quarter preceding the fourth quarter, when the Company closed its equity hedges), the aggregate of the notional amount of short equity and equity index total return swaps ($1,034.7 million) and short equity positions (nil — these had been closed out and replaced with additional equity total return swaps) was $1,034.7 million. The increased size of the equity hedge positions during 2008 (aggregate $1,034.7 million at September 30, 2008) relative to the position at the end of 2007 (aggregate $630.3 million at December 31, 2007) and the significant declines in global equity markets during 2008 (the S&P 500, the most important by dollar amount of the indices underlying the Company’s equity hedge positions, declined from 1468.36 on December 31, 2007 to 752.44 on November 20, 2008, the day the Company announced that it had closed out its equity hedges) contributed to the net gains on the Company’s equity hedges of $549.2 million in 2008 (net realized investment gains of $536.4 million on total return swaps and $12.8 million on short sales).
As the Company no longer owns total return swap contracts, it does not anticipate significant revisions to the total return swap disclosure in its June 30, 2009 Form 10-Q or December 31, 2009 Form 10-K.

7.	You state that the fair values of credit default swaps are subject to significant volatility. In 2008, you recognized a $161.3 million decrease in fair value of these instruments, as compared to your recognition of a $275.5 million increase in fair value in 2007. Please revise to disclose the specific factors that you considered in validating the market-derived fair values provided by broker-dealers during 2008. Include a description of the models and related key assumptions in the validation process.

Response: The total net realized investment gains related to credit default swaps were $350.7 million and $298.3 million for the years ended December 31, 2008 and 2007, respectively. The Company discloses its net realized investment gains related to credit default swaps in two components, the first component representing the gain or loss recognized in previous years on credit default swaps sold and the second component representing the change in fair value resulting from mark-to-market adjustments on contracts still outstanding. The change in fair value component reflects a decrease of $161.3 million for the year ended December 31, 2008 compared to an increase of $275.5 million for the year ended December 31, 2007. The components of the change in fair value for the years ended December 31, 2008 and 2007 are as follows (in millions):

	2008	2007
Previously recognized (gains) losses on contracts sold	$(215.9)	$2.5
Mark-to-market gains on contracts held at year end	54.6	273.0

Change in fair value	$(161.3)	$275.5

During 2008, the Company sold a significant portion of its credit default swaps, for which the Company had previously recognized large mark-to-market gains. The reversal of these prior mark-to-market gains results in a $215.9 million reduction in the change in fair value component of net realized investment gains. Mark-to-market gains of $54.6 million related to credit default swaps held at December 31, 2008 were also recognized in the change in fair value component. During 2007, the Company increased its investment in credit default swaps and held substantially all of those investments during 2007. As a result, the Company reflected a $273.0 million increase in the mark-to-market adjustment related to credit default swaps held as of December 31, 2007. As there were minimal sales of credit default swaps during 2007, the reversal of prior mark-to-market adjustments was insignificant.

To validate broker-dealer credit default swap fair value quotations, two reasonability tests are performed. First, the Company obtains credit default swap bid-spreads from independent broker-dealers (non counter-party broker-dealers). These spreads are entered as inputs into a discounted cash flow model, which calculates a fair value that is compared for reasonability to the counter party broker-dealer provided fair values. The discounted cash flow model uses the independently obtained credit default swap bid-spreads to calculate the present value of the remaining protection payments using the appropriate currency-denominated swap curve with consideration given to various other parameters including single name bid spread in basis points and the remaining term to maturity of the credit default swap contract.

A comparison is also performed against recently transacted credit default swap values as provided by independent broker-dealers, and to prices reflected in recent trades of identical financial instruments where available.

Beginning with financial statements included in the Company’s filings on Form 10-Q for June 30, 2009 and on Form 10-K for December 31, 2009, the Company will disclose additional information in the notes to those financial statements on investments in credit default swap contracts, including the factors considered in validating market-driven fair values provided by broker-dealers and the models and significant assumptions used in such validation efforts. See Exhibits I through III for the Company’s proposed disclosure with respect to credit default swaps, to be included in its June 30, 2009 Form 10-Q and December 31, 2009 Form 10-K.

8.	In 2008, you sold credit default swaps with a notional value of $3.1 billion and an original cost of $64.8 million for proceeds of $576.8 million. However, credit default swaps held at December 31, 2008 had a notional value of $1.8 billion, an original cost of $30.8 million but a fair value of only $82.8 million. Please revise to disclose the specific factors that caused this decline in the fair value for credit default swaps held at December 31, 2008.

Response: As a result of the Company’s sale of a significant portion of its credit default swaps in 2008, the fair value of the credit default swaps decreased to $82.8 million as of December 31, 2008, from $307.6 million as of December 31, 2007. As reflected in the following table, for the year ended December 31, 2008, the Company recognized $296.2 million in realized investment gains related to the sale of credit default swaps and $54.6 million related to mark-to-market gains on contracts still held as of the end of the year (in millions):

	Contracts Sold	Contracts Held
	in 2008	at YE 2008	Total
Fair Value at December 31, 2007	$280.6	$27.0	$307.6
Gains on Contracts Sold	296.2	—	296.2
Proceeds from Contracts Sold	(576.8)	—	(576.8)
Purchases of New Contracts	—	1.2	1.2
Gains on Contracts Not Sold	—	54.6	54.6

Fair Value at December 31, 2008	$—	$82.8	$82.8

The fair value of credit default swap contracts owned by the Company is influenced by many factors. Accordingly, the fair value of the credit default swaps sold during a period expressed as a percentage of the notional value of the credit default swaps sold will be influenced by these same factors: the impact of industry and company-specific factors on individual corporate credit spreads; the impact on credit spreads of general economic and credit market conditions; the mix of the underlying reference entities or issuers in the credit default swaps that were sold during a period; and the declining average remaining life of the contracts. Sales of credit default swaps referenced to mortgage industry issuers (often with very wide credit spreads), for example, yielded a higher percentage in certain periods compared to other periods when relatively greater proportions of credit default swaps of issuers with narrower credit spreads were sold. At the peak of the global credit crisis, sales yielded higher prices than sales in more recent periods (periods featuring government assistance measures directed at certain of the underlying reference entities or issuers, for example). Finally, as the average remaining life of a contract declines, the fair value of the contract (excluding the impact of credit spreads) will generally decline, as will the percentage cited above.

The following table sets out the sales proceeds, the notional amounts sold, and the sales proceeds as a percentage of notional amount sold, and illustrates the impact of the factors cited above.

	Notional Amount		Fair Value to	Average
Period of Sales	Sold	Sales Proceeds	Notional Value	Remaining Life
	(a)	(b)	(b) as % of (a)	(years)

2007	$175.8	$27.2	15.5%	3.6
Q1 2008	1,028.1	237.2	23.1%	3.3
Q2 2008	185.8	39.5	21.3%	3.1
Q3 2008	1,205.6	202.8	16.8%	2.7
Q4 2008	697.5	97.3	13.9%	2.5
2008	3,117.0	576.8	18.5%	2.5
Q1 2009	339.1	37.4	11.0%	2.4
The following table sets out the notional amount, the fair value and the average remaining life of the credit default swaps held at recent balance sheet dates, as well as the sales proceeds as a percentage of notional amount sold, and illustrates the impact of the factors described above.

	Notional		Fair Value to	Average
CDS remaining at	Amount	Fair Value	Notional Value	Remaining Life
	(a)	(b)	(b) as % of (a)	(years)
December 31, 2007	$4,978.6	$307.6	6.2%	3.6
December 31, 2008	1,782.9	82.8	4.6%	2.5
March 31, 2009	1,330.4	48.5	3.6%	2.4
The Company will revise its disclosure in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 and in its Annual Report on Form 10-K for the year ended December 31, 2009 to include discussion of the impact of the declining remaining contract life and the fair value of credit default swap contracts held.
*     *     *     *     *     *     *
In connection with the foregoing responses, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments, or changes to disclosures in response to Staff comments, do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
OdysseyRe appreciates the opportunity to respond to the Staff’s comments, and will be pleased to provide any further information requested. Please direct all questions or questions regarding this matter, including any comments pertaining to this letter, to R. Scott Donovan, Executive Vice President and Chief Financial Officer, at (203) 977-8008 (direct), (203) 965-7990 (fax) or sdonovan@odysseyre.com (e-mail).

Very truly yours,
/s/ Donald L. Smith
Senior Vice President, General Counsel and Corporate Secretary

cc:	Frank Wyman
Don Abbott

Exhibit I
Odyssey Re Holdings Corp.
Response to SEC Comment Letter of June 12, 2009
Credit Default Swaps — Proposed Disclosure —
Management’s Discussion and Analysis
The Company includes a discussion of its credit default swaps in the third paragraph of the “Credit Risk” section of its Management Discussion and Analysis, on page 92 of its 2008 Form 10-K. The proposed disclosure in the following paragraphs includes information which was not included in the “Credit Risk” section of the 2008 Form 10-K. New proposed disclosure is highlighted in bold and underlined, for ease of reference. This proposed disclosure will be included in the “Credit Risk” section of the Management Discussion and Analysis in the Company’s June 30, 2009 10-Q and its December 31, 2009 10-K:
     [. . .]In recent years, we purchased credit default swaps, referenced to various issuers in the banking, mortgage and insurance sectors of the financial services industry in the U.S. and worldwide, that serve as an economic hedge against adverse movements in the fair value of investments and other corporate assets resulting from systemic financial and credit risk. Under a credit default swap, as the buyer, we agree to pay to a specific counterparty, at specified periods fixed premium amounts based on an agreed notional principal amount in exchange for protection against default by the issuers of specified referenced debt securities. The credit events, as defined by the respective credit default swap contracts, establishing the rights to recover amounts from the counterparties are comprised of ISDA-standard credit events, which are: bankruptcy, obligation acceleration, obligation default, failure to pay, repudiation/moratorium and restructuring. As of December 31, 2008 all credit default swap contracts held by us have been purchased from and entered into with either Citibank, N.A., Deutsche Bank AG, Barclays Bank PLC or the Bank of Montreal as the counterparty, with positions on certain covered risks with more than one of these counterparties.
     We obtain market derived fair values for our credit default swaps from third party providers, principally broker dealers. To validate broker-dealer credit default swap fair value quotations, two reasonability tests are performed. First, we obtain credit default swap bid-spreads from independent broker-dealers (non counter-party broker-dealers). These spreads are entered as inputs into a discounted cash flow model, which calculates a fair value that is compared for reasonability to the counter party broker-dealer provided fair values. The discounted cash flow model uses the independently obtained credit default swap bid-spreads to calculate the present value of the remaining protection payments using the appropriate currency- denominated swap curve with consideration given to various other parameters including single name bid spread in basis points and the remaining term to maturity of the credit default swap contract. A comparison is also performed against recently transacted credit default swap values as provided by independent broker-dealers, and to prices reflected in recent trades of identical financial instruments where available.

     The initial premium paid for each credit default swap contract was recorded as a derivative asset and was subsequently adjusted for changes in the unrealized fair value of the contract at each balance sheet date. As these contracts do not qualify for hedge accounting, changes in the unrealized fair value of the contract were recorded as net realized gains (losses) on investments in our consolidated statements of operations and comprehensive income. Sales of credit default swap contracts during 2008 caused us to reverse through net gains (losses) on investments any previously recorded unrealized fair value changes since the inception of the contract, and to record the actual amount of the final cash settlement. Derivative assets were reported gross, on a contract-by-contract basis, and are recorded at fair value in other invested assets in the consolidated balance sheet. The sale, expiration or early settlement of a credit default swap will not result in a cash payment owed by us; rather, such an event can only result in a cash payment by a third party purchaser of the contract, or the counterparty, to us. Accordingly, there is no opportunity for netting of amounts owed in settlement. Cash receipts at the date of sale of the credit default swaps were recorded as cash flows from investing activities arising from net sales of assets and liabilities classified as held for trading.
     The total cost of the credit default swaps was $30.8 million and $94.2 million as of December 31, 2008 and 2007, respectively, and the fair value was $82.8 million and $307.6 million, as of December 31, 2008 and 2007, respectively. The notional amount of the credit default swaps was $1.8 billion and $5.0 billion as of December 31, 2008 and 2007, respectively. The credit default swaps had net realized gains of $350.7 million and $298.3 million, and net realized losses of $22.6 million for the years ended December 31, 2008, 2007 and 2006, respectively. The fair values of credit default swaps are subject to significant volatility given potential differences in the perceived risk of default of the underlying issuers, movements in credit spreads and the length of time to the contracts’ maturities. The fair value of the credit default swaps may vary dramatically either up or down in short periods, and their ultimate value may therefore only be known upon their disposition. Credit default swap transactions generally settle in cash. As a result of the appreciation in the fair value of the credit default swaps, our counterparties to these transactions have been required to place government securities as collateral, pursuant to the swap agreements. The fair value of this collateral at December 31, 2008 was $65.7 million, of which we do not have the right to sell or repledge $19.1 million. We have not exercised our right to sell or repledge the remaining $46.6 million of this collateral. As we fund all of our obligations relating to these contracts upon initiation of the transaction, there are no requirements in these contracts for us to provide collateral. For the year ended December 31, 2008, we sold a significant portion of our credit default swaps, resulting in a decrease in fair value to $48.5 million at December 31, 2008, from $307.6 million at December 31, 2007.
     It is not possible to definitively quantify how derivative instruments and the related hedged items are expected to affect our future financial position, results of operations and cash flows. We may use total return swaps and/or credit default swaps as effective hedging mechanisms in the future, but there can be no assurance that we will do so.

Exhibit II
Odyssey Re Holdings Corp.
Response To SEC Comment Letter of June 12, 2009
Credit Default Swaps — Proposed Disclosure
     The Company’s disclosure related to credit default swaps is included on page 127, note 7 (f), of its 2008 Form 10-K. The proposed disclosure in the following paragraphs includes information which was not included in the 2008 Form 10-K. New disclosure is highlighted in bold and underlined, for ease of reference. This proposed disclosure will be included in the notes to the consolidated financial statements in the Company’s June 30, 2009 Form 10-Q and its December 31, 2009 Form 10-K:
7.	Investments and Cash
     Derivative Investments and Short Sales (page 127)
     The Company holds credit default swaps, referenced to various issuers in the banking, mortgage and insurance sectors of the financial services industry in the U.S. and worldwide, that serve as an economic hedge against declines in the fair value of investments and other corporate assets resulting from systemic financial and credit risk. Under a credit default swap, as the buyer, the Company agrees to pay to a specific counterparty, at specified periods, fixed premium amounts based on an agreed notional principal amount in exchange for protection against default by the issuers of specified referenced debt securities. The credit events, as defined by the respective credit default swap contracts, establishing the rights to recover amounts from the counterparties are comprised of ISDA-standard credit events, which are: bankruptcy, obligation acceleration, obligation default, failure to pay, repudiation/moratorium and restructuring. As of December 31, 2008 all credit default swap contracts held by the Company have been purchased from and entered into with either Citibank, N.A., Deutsche Bank AG, Barclays Bank PLC or the Bank of Montreal as the counterparty, with positions on certain covered risks with more than one of these counterparties. The Company obtains market-derived fair values for its credit default swaps from third-party providers, principally broker-dealers. The Company assesses the reasonableness of the fair values obtained from these providers by comparison to models validated by qualified personnel, by reference to movements in credit spreads and by comparing the fair values to recent transaction prices for similar credit default swaps where available.
     The initial premium paid for each credit default swap contract was recorded as a derivative asset and was subsequently adjusted for changes in the unrealized fair value of the contract at each balance sheet date. As these contracts do not qualify for hedge accounting, changes in the unrealized fair value of the contract were recorded as net realized gains (losses) on investments in the Company’s consolidated statements of operations and comprehensive income. Sales of credit default swap contracts during 2008 caused the Company to reverse through net gains (losses) on investments any previously recorded unrealized fair value changes since the inception of the contract, and to record the actual amount of the final cash settlement. Derivative assets were reported gross, on a contract-by-contract basis, and are recorded at fair value in other invested assets in the consolidated balance sheet. The sale, expiration or early settlement of a credit default swap will not result in a cash payment owed by the Company; rather, such an event can only result in a cash payment by a third party purchaser of the contract, or the counterparty, to the Company. Accordingly, there is no opportunity for netting of amounts owed in settlement. Cash receipts at the date of sale of the credit default swaps were recorded as cash flows from investing activities arising from net sales of assets and liabilities classified as held for trading.

     The fair values of credit default swaps are subject to significant volatility given potential differences in the perceived risk of default of the underlying issuers, movements in credit spreads and the length of time to the contracts’ maturities. The fair value of the credit default swaps may vary dramatically either up or down in short periods, and their ultimate value may therefore only be known upon their disposition. Credit default swap transactions generally settle in cash. As a result of the appreciation in the fair value of the credit default swaps, counterparties to these transactions are required to place government securities as collateral, pursuant to the swap agreements. The fair value of this collateral as of December 31, 2008 was $65.7 million, of which the Company does not have the right to sell or repledge $19.1 million. The Company has not exercised the right to sell or repledge the remaining $46.6 million of this collateral. As the Company funds all of its obligations relating to these contracts upon initiation of the transaction, there are no requirements in these contracts for the Company to provide collateral. For the year ended December 31, 2008, the Company sold a significant portion of its credit default swaps, resulting in a decrease in fair value to $48.5 million at December 31, 2008, from $307.6 million at December 31, 2007 as well as a decrease in the average remaining contract life to 2.5 years as of December 31, 2008, from 3.6 years as of December 31, 2007.

Exhibit III
Odyssey Re Holdings Corp.
Response To SEC Comment Letter of June 12, 2009
Change in Fair Value — Proposed Disclosure
     The Company’s disclosure related to realized investment gains and losses related to its derivative investments is included on page 129, note 7 (f), of its 2008 Form 10-K. The proposed disclosure in the following paragraph includes information which was not included in the 2008 Form 10-K. New disclosure is highlighted in bold and underlined, for ease of reference. This proposed disclosure will be included in the notes to the consolidated financial statements in the Company’s June 30, 2009 Form 10-Q and its December 31, 2009 Form 10-K:
7.	Investments and Cash
     Derivative Investments and Short Sales (page 129)
     The net realized investment gains or losses on disposal in the table below represent the total gain or loss from the purchase date of the investment. The change in fair value amounts presented below consist of two components: i) the reversal of the gain or loss recognized in previous years on securities sold and ii) the change in fair value resulting from mark-to-market adjustments on contracts still outstanding. The following table sets forth the total net realized investment gains and losses on derivatives and short sales, which are included in net realized investment gains in the consolidated statements of operations, for the years ended December 31, 2008, 2007 and 2006 (in thousands):
[Table not shown]